Exhibit 99.86

NEWS RELEASE

ORLA MINING FILES FINAL BASE SHELF PROSPECTUS IN PREPARATION FOR CONSTRUCTION OF THE CAMINO ROJO OXIDE PROJECT

VANCOUVER, BC – March 11, 2019 - Orla Mining Ltd. (TSX: OLA) (“Orla” or the "Company") is pleased to announce that it has filed a final short form base shelf prospectus (the “Shelf Prospectus”) in order to maintain financial flexibility as Orla continues to advance the Camino Rojo Oxide Project towards a construction decision later this year and ensuring the Company remains on track with the development of its first mine. The Shelf Prospectus has been filed with the securities regulatory authorities in each of the provinces and territories of Canada, except Quebec. The Company has no immediate intentions to undertake an offering of securities under the Shelf Prospectus.

The Shelf Prospectus will enable Orla to make offerings of up to $300 million of any combination of common shares, debt securities, subscription receipts, units and warrants (collectively, the "Securities") during the 25-month period that the Shelf Prospectus remains valid. The nature, size and timing of such financings, if any, will depend, in part, on Orla’s assessment of its requirements for funding and general market conditions. Unless otherwise specified in a prospectus supplement relating to a particular offering of Securities, the net proceeds from any sale of any Securities is expected to be used to advance the development of the Camino Rojo and Cerro Quema Projects and for general corporate purposes. The specific terms of any future offering of Securities will be established in a prospectus supplement to the Shelf Prospectus, which supplement will be filed with the applicable Canadian securities regulatory authorities. A copy of the Shelf Prospectus is available under the Company’s profile on SEDAR at www.sedar.com or on the Company’s website at www.orlamining.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The Securities have not been, nor will they be, registered under the United States Securities Act of 1933, as amended and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements.

Technical Report

As a result of a review by the British Columbia Securities Commission conducted in connection with the filing of the Shelf Prospectus, the Company has filed an amended technical report on the Camino Rojo Project entitled “Preliminary Economic Assessment, Amended NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico” (the "Amended Report"), dated March 11, 2019. The Amended Report is available under the Company’s profile on SEDAR at www.sedar.com and on the Company's website.

ORLA MINING LTD - Suite 1240- 1140 Pender St. W, Vancouver BC V6E 4G1	www.orlamining.com 1

The Amended Report includes enhanced disclosure in compliance with National Instrument 43-101 in order to add clarity on certain risks related to the mineral resource estimation, including the portion of the Camino Rojo mineral resource estimate located at depth, on Orla’s property, that would require an agreement to access the neighboring property to enable a larger sulphide development option. The mineral resource estimate contained in the previous version of the technical report along with the results of the preliminary economic assessment (“PEA”) have not changed. In the Company’s view, none of the changes made in the Amended Report are material.

PEA Summary and Feasibility Study

Orla continues to advance the feasibility study work on the Camino Rojo Project, which is expected to be completed by the end of the second quarter of this year. Construction is expected to start during the second half of 2020 following receipt of all necessary permits.

Last May, Orla released the results of the Camino Rojo PEA which supports a technically simple open-pit mine and heap-leach operation that offers low capital and operating costs, rapid payback, and strong financial performance. The PEA is based on near-surface oxide and partly oxidized (transitional) material within the overall resource, all located within Orla’s mineral concessions. Key highlights are summarized in the table below.

PEA Highlights	Base Case (in USD)
Pre -Tax - Net Present Value (5%) / Internal Rate of Return (“IRR”)	$231 million / 38.1%
After-Tax - Net Present Value (5%) / IRR	$121 million / 24.5%
Payback	3.3 years
Production Rate per Day	18,000 tonnes
Total Material to Leach Pad	42.5M tonnes
Average Grade Au / Ag (g/t)	0.71 / 13.56
Contained gold / silver ounces	966,000 / 18,517,000
Average Recovery Au / Ag	67% / 15%
Average Annual gold Production	97,500 ounces
Strip Ratio	0.58
Initial Capex	$125 million
Avg. LOM production costs (per tonne of material processed)	$8.02
Total By-Product Cash Cost[1] ($/oz Au)	$499
All-In Sustaining Cost[1] ($/oz Au)	$555
Gold Price (US$/oz)	$1,250
Silver Price (US$/oz)	$17.00

ORLA MINING LTD - Suite 1240- 1140 Pender St. W, Vancouver BC V6E 4G1	www.orlamining.com 2

The PEA is preliminary in nature and includes the use of inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that PEA results will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Qualified Persons

The technical information in this news release has been reviewed and approved by Carl Defilippi, RM SME, Michael G. Hester, FAusIMM, and Matthew Gray, Ph.D., C.P.G, each of whom is an Independent Qualified Person under NI 43-101 standards.

About Orla Mining Ltd.

Orla is developing the Camino Rojo Project, an advanced gold and silver open-pit and heap leach project, located in Zacatecas State, Central Mexico. The project is 100% owned and covers over 200,000 hectares. The Amended Report for Camino Rojo dated March 11, 2019 is available on SEDAR under the Company’s profile. Orla also owns 100% of the Cerro Quema Project in Panama which includes a near-term gold production scenario and various exploration targets. The Cerro Quema Project is a proposed open pit mine and gold heap leach operation. Please refer to the “Cerro Quema Project - Pre-feasibility Study on the La Pava and Quemita Oxide Gold Deposits” dated August 15, 2014, which is available on SEDAR.

Forward-looking Statements

This news release contains certain “forward-looking statements” within the meaning of Canadian and United States securities legislation, including, without limitation, statements with respect to the possibility of an offering under the Shelf Prospectus, the results of the PEA, including expected production, potential payback, internal rate of return, sensitivities, taxes, net present value, potential recoveries, design parameters, operating costs, capital costs, economic potential; the timing and costs for production decisions; the timelines for the development and growth of the projects and the Company’s objectives and strategies. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

Non-IFRS Measures

The Company has included certain non-IFRS performance measures as detailed below. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers and the non-IFRS measures do not have any standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Costs per Ounce – the Company calculated cash costs per ounce by dividing the sum of operating costs, royalty costs, production taxes, refining and shipping costs, net of by-product silver credits, by payable gold ounces. While there is no standardized meaning of the measure across the industry, the Company believes that this measure will be useful to external users in assessing operating performance.

ORLA MINING LTD - Suite 1240- 1140 Pender St. W, Vancouver BC V6E 4G1	www.orlamining.com 3

All-In Sustaining Costs (“AISC”) – the Company has disclosed an AISC performance measure that reflects all of the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated June 27, 2013. The Company believes that this measure will be useful to external users in assessing operating performance and the ability to generate free cash flow from current operations.

For further information, please contact:

Etienne Morin, Chief Financial Officer

Email: info@orlamining.com

Tel: 604-564-1852

ORLA MINING LTD - Suite 1240- 1140 Pender St. W, Vancouver BC V6E 4G1	www.orlamining.com 4